Ref: PGC/ltop/adr140105

14 January 2005

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA


05005369

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 4 January to 13 January together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

SCHEDULE OF DOCUMENTS ISSUED
4 JANUARY 2005 to 13 JANUARY 2005

		COMPANIES HOUSE FILINGS
13 January 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
13 January 2005	-	Block Listing Interim Review
13 January 2005	-	Trading statement

PAUL COOPER
14 JANUARY 2005

82 5017

RECEIVED

2005 JAN 25 A 11:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: chcorres.pgc.roc88(2)s

13 January 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully



Paul Cooper

Assistant Company Secretary

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	17	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	66,141		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.3500		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 66,141
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 66,141

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 4 JANUARY 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW1107 Tel: ~~0161 273 8282~~ 0870 836 4044
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,242	20,214	23,826
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.5300	£5.5400

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 108,513
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **108,513**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 13 JANUARY 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW/1235 Tel: ~~0161 273 8282~~ 0870 831 4064
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	20,577	18,536	20,118
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£8.0920	£6.3500

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 4

Signed [signature] **Date** 13 JANUARY 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC./JW/1235 Tel: ~~0161 273 8282~~ 0870 830 4064

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	21	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,487		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode: EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 6,487
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted: **TOTAL**	Number allotted: 6,487

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 4 JANUARY 2005

A ~~director~~ / secretary / ~~administrator / administrative~~ receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./JW/1142	Tel: ~~0161 273 8282~~ 0870 830 4064
DX number	DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	12	2004	23	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	21,455	~~1,224~~ 3,855	2,952
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.1270	£6.35

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 28,262 ~~22,679~~
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 28,262 ~~22,679~~

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 4 January 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./DW1165 Tel: 08708364064 ~~0161 273 8282~~
DX number DX exchange

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,155	1,613	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Ordinary	109
Name Mr Harish Chauchan Address 48 Church Avenue Bolton Lancashire UK Postcode BL3 4AN	Ordinary	1,155
Name Mr Venilal Prajapat Address 35 Victoria Street Rugby Warwickshire UK Postcode CV21 2HN	Ordinary	1,368
Name Mr Michael Andrew Williams Address 11 Roker Park Avenue Audenshaw Manchester Lancashire UK Postcode M34 5NJ	Ordinary	136
Name Address UK Postcode	TOTAL	2,768

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** 13 JANUARY 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares): Page 1 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	12	2004	29	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	45,126	4,812	19,245
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.5400	£6.1270	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 13 January 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC./SJK/E1202 Tel: 0161 273 8282

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares): Page 2 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	12	2004	29	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,559		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.0920		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 85,742
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 85,742

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 13 January 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./SJK/E1202 Tel: 0161 273 8282
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
30	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	486	191	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted
Name: Cazenove Nominees Limited Address: 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted: Ordinary Number allotted: 409
Name: Miss Jennifer Vidal Address: 30 Fieldview Earlsfield London UK Postcode SW18 3HG	Class of shares allotted: Ordinary Number allotted: 268
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 13 January 2003

A director / secretary / ~~administrator~~ / administrative receiver / receiver ~~manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	31	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	35,529		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 35,529
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 35,529

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 13 January 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./JW/1212	Tel: ~~0161 273 8282~~ 0870 8364064
DX number	DX exchange

82 5017

RECEIVED

2005 JAN 25 A 11:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GUS

Ref: PGC/bla130105

13 January 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Block Listing Returns

I attach six Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully



Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 087199

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 2 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 02.07.04 to 01.01.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,019,758 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	604265

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 5 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 05.07.04 to 04.01.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,019,758 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	222214

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 6 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 06.07.04 to 05.01.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,019,758 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 498625

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 7 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 07.07.04 to 06.01.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	160,517 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	39,483 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,019,758 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 573717

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 8 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 08.07.04 to 07.01.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,019,758 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 623407

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 9 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 09.07.04 to 08.01.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,019,758 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



Exemption number 82-5017

GUS plc Third Quarter Trading Update

13/01/2005

GUS plc, the retail and business services group, today issues its regular update on trading.

John Peace, Group Chief Executive of GUS, said:

"Despite a challenging retail environment, Argos again outperformed its market, with sales up 6% and gross margin slightly ahead. Experian achieved a record quarter for growth, with an exceptional increase in sales of 30% in North America. Against this background, we remain comfortable with expectations for the Group for the full year."

Argos Retail Group

% change in sales year-on-year for 15 weeks to 8 January 2005

	%
Argos - total	6
- like-for-like	1
Homebase - total	8
- like-for-like	4

Argos

In a period where UK retail demand weakened significantly and competition intensified, Argos again outperformed its market by offering consumers improved choice, value and convenience. Its sales grew by 6% in total, while gross margin also increased.

Of the 6% total sales growth in the period, 5% came from new stores, which continue to perform well, and 1% from like-for-like growth. Toys and jewellery were difficult markets; their contribution to sales in the third quarter is about double that in the rest of the year. There were, however, particularly strong performances from consumer electronics, photography, white goods, mobile phones and leisure.

Argos achieved a slight increase in its gross margin in the period compared to last year, while continuing to offer lower prices and increasing its promotional activity. This rise was funded by gains from its supply chain programme and the impact of a weaker dollar.

Argos Direct, the delivery-to-home operation, grew its sales by 15%, representing 18% of revenue compared to 17% in the same period last year. Orders via the Internet increased by about one third, contributing 5% of sales. The Argos website was again the most frequently visited UK high street retail website in December.

The main Spring/Summer catalogue, which will be launched on 22 January, continues to offer customers better value and increased range with 13,300 lines, 3% more than a

year ago. The new Argos Extra catalogue will have 17,500 lines, also up 3%. Argos Extra traded to plan over the peak period and preparations continue for national roll-out. The offer, which is currently available in 157 stores, will be extended to a further 30 stores and to the Internet by early summer.

Homebase

Against a slowing market, Homebase increased its sales by 8% in total. Of this, 4% came from new stores, with four new stores having opened in the quarter, bringing the total to 287. Like-for-like sales increased by 4%, boosted by the timing of a "10% off" event included at the end of this period but in the fourth quarter last year. New ranges in paint, tiling and lighting continued to perform well, as did kitchens and bathrooms.

Gross margin was in line with last year, with supply chain gains funding increased promotional activity, especially in seasonal ranges and big ticket items.

The in-store experience at Homebase continues to be enhanced through its focus on improving customer service, stock availability and retailing basics, as demonstrated by regular customer surveys.

Experian

% change in sales year-on-year for the three months to 31 December 2004

Continuing activities only

	At actual exchange rates %	At constant exchange rates %
Experian North America	19	30
Experian International	18	18
Global Experian	19	24

Experian had a record quarter for growth, with total worldwide sales from continuing activities up by 24% at constant exchange rates. This builds on five consecutive six-month periods of double-digit sales growth.

Experian North America

In dollars, Experian North America sales growth from continuing activities accelerated to 30% in the third quarter. Corporate acquisitions, most of which were completed in the second half of the last financial year, accounted for 13% of this. Exceptional growth was delivered by Consumer Direct and by MetaReward, its Internet lead-generation business acquired in November 2003. The latter had an outstanding quarter, undertaking some large, but lower margin, client projects.

Excluding acquisitions, Credit sales showed very strong growth, reflecting product innovation and market share gains. Business information, account management and other value-added solutions (such as online notifications, Scorex and fraud) all grew strongly, as did Consumer Direct. Sales to the mortgage sector were level with last year. Excluding acquisitions, the rate of growth in Marketing sales, which account for about a quarter of total revenue, was mid-single digit.

The first phase of the roll-out of the free credit report service, as required under the FACT Act, took effect from 1 December 2004. The planned cost recovery charge, initially at half its final level, contributed around 1% to total sales in the quarter.

Experian International

Experian International, which accounts for about 45% of Experian's worldwide revenue, grew sales from continuing activities by 18% at constant exchange rates. Of this, 12% came from acquisitions, predominantly QAS, the address management software company acquired in October 2004, which is trading to plan.

Excluding acquisitions, broadly similar rates of sales growth were achieved by each of Credit, Marketing and Outsourcing. Double-digit sales growth was delivered in many areas including UK credit information and value–added products; in Business Strategies (micromarketing and economic forecasting); in information services in France; and from operations in Italy and in Eastern Europe (particularly Russia).

Burberry

GUS has a 66% stake in Burberry Group plc. The following summarises the latter's Trading Update released on 12 January 2005.

% change in sales year-on-year for the third quarter ended 1 January 2005

	%
At actual exchange rates	3
At constant exchange rates	7

Total revenues at Burberry in the third quarter increased by 7% at constant exchange rates.

Retail sales, which accounted for approximately 59% of total revenue in the period, increased by 6% at constant exchange rates, driven by contributions from newly opened and refurbished stores. Wholesale sales increased by 5% at constant exchange rates. With Spring/Summer merchandise shipments concentrated in the fourth quarter, Burberry continues to anticipate mid to high single-digit growth for the Spring/Summer 2005 season. Licensing revenues increased by 14% at constant exchange rates, reflecting strong gains by global product licensees.

Future announcements

GUS will announce its Preliminary Results for the 12 months to 31 March 2005 on 25 May 2005. The Second Half Trading Update will be on 14 April 2005.